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FEB 2 0 2009

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SEC FILE NUMBER

8 - 46710

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/08   AND ENDING   12/31/08
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Tag Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5429 Lyndon B. Johnson Freeway, Suite 400
(No. and Street)

Dallas   Texas   75240
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cassandra Galvan   972-581-3029
                                            (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square   **Flower Mound**   **Texas**   **75028**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____Barbara Hale_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____**Tag Securities, Inc.**_____, as of

_____December 31_____, 20____08____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____NONE_____

_____

_____

_____ (B Hale)
                                                    Signature

_____PATTY VAUGHN_____   President
        Notary Public,   Title
        State of Texas
     Comm. Exp. 08-26-12

_____
     Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **None**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Tag Securities, Inc.

We have audited the accompanying statement of financial condition of Tag Securities, Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tag Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BRAD A. KINDER, CPA

Irving, Texas
February 17, 2009

1

TAG SECURITIES, INC.
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$ 78,006
Commissions receivable	2,159
Prepaid expenses	3,485
TOTAL ASSETS	$ 83,650

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$ 3,000
Accrued expenses	3,000
Commissions payable	3,110
TOTAL LIABILITIES	9,110

Stockholders' Equity

Common stock, 1,000 shares authorized with no par value, 100 shares issued and outstanding	100
Additional paid-in capital	904,498
Accumulated deficit	(830,058)
TOTAL STOCKHOLDERS' EQUITY	74,540
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 83,650

TAG SECURITIES, INC.
Statement of Income
Year Ended December 31, 2008

Revenue

Securities commissions	$ 79,761
Interest income	579
TOTAL REVENUE	80,340

Expenses

Compensation and related costs	50,983
Clearing charges	7,444
Communications	1,147
Insurance	2,908
Professional fees	9,790
Regulatory fees	6,475
Other expenses	1,739
TOTAL EXPENSES	80,486

Net loss before income taxes	(146)
Provision for income taxes	-
NET LOSS	$ (146)

TAG SECURITIES, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2008

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2007	100	$ 100	$904,498	$ (829,912)	$ 74,686
Net loss	-	-	-	(146)	(146)
Balances at December 31, 2008	100	$ 100	$904,498	$ (830,058)	$ 74,540

TAG SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:

Net loss	$	(146)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Change in assets and liabilities:		
Decrease in commissions receivable		944
Decrease in prepaid expenses		1,395
Increase in accounts payable		3,000
Decrease in accrued expenses		(500)
Increase in commissions payable		570
Decrease in income taxes payable		(6,143)
Net cash used in operating activities		(880)
Net decrease in cash and cash equivalents		(880)
Cash and cash equivalents at beginning of year		78,886
Cash and cash equivalents at end of year	$	78,006

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	6,143

TAG SECURITIES, INC.
Notes to Financial Statements

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

TAG Securities, Inc. (the Company) was organized in April 1993 as a Nevada corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers consist primarily of high net-worth individuals and institutions located in Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserved Requirements and Information Relation to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

Cash and cash equivalents, receivables, prepaid expenses and payables are short-term in nature and accordingly are recorded at fair value or amounts that approximate fair value.

<u>Cash Equivalents</u>

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

6

Note 1 - **Nature of Business and Summary of Significant Accounting Policies, continued**

Security Transactions

Commission revenue and the related expense are recorded on a trade date basis.

Income Taxes

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies.* Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. The Company has no loss contingency recognized at December 31, 2008.

Note 2 - **Transactions with Clearing Broker/Dealer and Economic Dependency**

The Company entered into a secondary clearing agreement with a shareholder's wholly owned subsidiary (PFS) and its clearing broker/dealer, and also a sub-clearing agreement with PFS. The secondary clearing agreement extends the clearing broker/dealers clearing, execution and other services to the Company through PFS. The secondary clearing agreement benefits both the Company and PFS, among other things, in that the combined accounts introduced to the clearing broker/dealer by the Company and PFS will result in reduced clearing charges to both the Company and PFS. The Company will introduce its customer accounts to the clearing broker/dealer through PFS. PFS will receive fees for its sub-clearing services at a fixed rate multiplied by the number of tickets traded by the Company, or basis points on fee based programs. In return for the fees charged by PFS, the sub-clearing agreement requires PFS to provide the Company with office space, equipment and administrative and compliance services. The agreements may be terminated by any party, at any time with 90 days written notice.

Note 3   -   Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $69,898 and $5,000, respectively. The Company's net capital ratio was .13 to 1.

Note 4   -   Related Party Transactions

Included in commissions receivable at December 31, 2008, is $1,285 due from PFS.

Securities commissions earned and clearing charges incurred and paid under the sub-clearing agreement with PFS totaled $26,636 and $7,444 respectively during the year. See Note 2.

Note 5   -   Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer through a sub-clearing agreement with a related party (See Note 2). The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Schedule I

TAG SECURITIES, INC.
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2008

Total stockholders' equity qualified for net capital	$	74,540
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable		585
Prepaid expenses		3,485
Total deductions and/or charges		4,070
Net capital before haircuts on securities positions		70,470
Haircuts on securities:		
Cash equivalents		572
Net Capital	$	69,898
Aggregate indebtedness		
Accounts payable	$	3,000
Accrued expenses		3,000
Commissions payable		3,110
Total aggregate indebtedness	$	9,110
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	64,898
Ratio of aggregate indebtedness to net capital		.13 to 1

Note: The above computation does not differ from the computation of net capital
under Rule 15c3-1 as of December 31, 2008 as filed by TAG Securities, Inc.
on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Tag Securities, Inc.

In planning and performing our audit of the financial statements of Tag Securities, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A Kinder CPA

BRAD A. KINDER, CPA

Irving, Texas
February 17, 2009